Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The information in this report contains forward-looking statements. All statements other than statements of historical fact made in this report are forward looking. In particular, the statements herein regarding industry prospects and future results of operations or financial position are forward-looking statements. These forward-looking statements can be identified by the use of words such as “believes,” “estimates,” “could,” “possibly,” “probably,” anticipates,” “projects,” “expects,” “may,” “will,” or “should” or other variations or similar words. No assurances can be given that the future results anticipated by the forward-looking statements will be achieved. Forward-looking statements reflect management’s current expectations and are inherently uncertain. Our actual results may differ significantly from management’s expectations.

The following discussion and analysis should be read in conjunction with our financial statements, included herewith. This discussion should not be construed to imply that the results discussed herein will necessarily continue into the future, or that any conclusion reached herein will necessarily be indicative of actual operating results in the future. Such discussion represents only the best present assessment of our management.

A.Operating Results

Overview

Our Business

Historically, we generated revenues primarily from our loan facilitation services, post-origination services, and other related services. On December 30, 2020, we completed the disposal of P2P Business, which historically operated our loan facilitation services, post-origination services, and other related services. As a result, the operating results of our P2P Business have been retrospectively reclassified under discontinued operations for the fiscal years ended March 31, 2020 and 2021.

Since August 2017, the Company started its microlending business and lent funds to borrowers up to their approved credit through its consolidated VIE, and since May 2019, the Company has ceased to issue new loans. Interest income was recognized based on the contractual interest rates of the loan. As of September 30, 2022, the outstanding balance of loan receivable, net of allowance was nil.

We launched our social e-commerce platform in May 2020 as a new business line for business transition, and we will continue to develop in our social e-commerce platform to take advantage of China’s fast-growing e-commerce industry. Our social e-commerce platform offers high-quality and affordable products to consumers in China. We cooperate with major domestic e-commerce platforms and services marketplaces to select and source goods and services, and reward users with a small commission for every purchase, share or recommendation of a product made to friends. Since the launch of our social e-commerce platform, we have seen encouraging growth in a number of operating metrics, including transaction volume, monthly mobile active users and active mobile buyers.

On January 4, 2022, we incorporated Akso Online Meditech Co., Ltd. (“Akso Online MediTech”) in the State of Wyoming and have begun the sale of COVID-19 Rapid Antigen test kits through Akso Online Meditech as of the date of this report. Akso Online Meditech has entered into a supply agreement to purchase “iHealth” branded COVID-19 Rapid Antigen test kits from its supplier and sells these test kits to distributers in the United States.

On January 26, 2022, we incorporated Qingdao Akso Health Management Co., Ltd. (“Qingdao Akso”) in Shandong Province, China and have begun the sales of medical devices through Qingdao Akso since April 2022. Qingdao Akso has entered into supply agreements to purchase medical devices such as defibrillators, anesthesia laryngoscope from its supplier and sells these devices to distributers or end-users in China.

Our net revenues were USD1.4 million, USD 0.2 million and USD 11.9 million for the six months ended September 30, 2020, 2021 and 2022, respectively. We had net losses of USD 23.6 million, net losses of USD 8.9 million and net income of USD 0.8 million for the six months ended September 30, 2020, 2021 and 2022, respectively.

The Company currently operates in two segments, i.e. e-commerce and healthcare equipment and products trading. Since 2020, we started transitioning from an online loan facilitator into a social e-commerce platform operator in China, offering high-quality and affordable branded products. Since the fourth quarter of 2021, the Company started exploring healthcare equipment and product trading and related healthcare services business. Management expects steady growth of the healthcare segment given management’s intentional allocation of more resources to this segment.

The e-commerce business

We were formally known as Hexindai Inc., and used to be engaged in the business of providing online facilitation related services via our consumer lending marketplace in China, facilitating loans to meet the increasing consumption demand of the emerging middle class in China from 2017 to 2019. Hexindai Inc. was a mobile e-commerce and consumer lending platform in China until it disposed of Hexin E-Commerce in December 2020 and changed its name to Xiaobai Maimai Inc. As part of its transition into the social e-commerce platform business, in May 2020, we launched a new form of social e-commerce mobile platform, Xiaobai Maimai App, offering high-quality and affordable branded products. Xiaobai Maimai leverages its cooperation with major domestic e-commerce platforms and services marketplaces as part of its integrated buyer resources to select and source the most desirable goods and services. Xiaobai Maimai rewards customers with a small commission for every purchase, share or recommendation of a product made to friends.

In August 2020, Xiaobai Maimai underwent an upgrade to offer an even wider variety of high-quality products covering food and beverage, wine, cosmetic products, fashion and apparel, entertainment, houseware, home appliances and cost-saving promotions at petrol gas stations nationwide. On Xiaobai Maimai App, customers can easily compare superior products at competitive prices without having to change their shopping preferences or switch between different online merchants. It is also a convenient, one-stop platform for customers to not only save big on daily necessities when they shop online, but also stay informed of the latest promotions with attractive discounts, coupons and rebates on the application. As of December 31, 2022, Xiaobai Maimai had approximately 291,182 active customer accounts. An active customer account refers to a customer account that has made at least one purchase.

Healthcare equipment and products trading and radiation oncology service business

Sales of medical devices

Through our operating subsidiaries, Akso Online Meditech and Qingdao Akso, we are mainly specialized in the sales of medical devices both in China and the United States.

Since February 2022, Akso Online Meditech purchased “iHealth” branded COVID-19 Rapid Antigen test kits from a supplier in Hong Kong and sold these test kits to distributors in the United States.

Since April 2022, the Company has engaged in the sale of medical devices such as defibrillators and anesthesia laryngoscope through its subsidiary, Qingdao Akso, in China. Qingdao Akso purchases these medical devices in bulk from its suppliers and distributes the products to downstream distributors and end-users.

Akso Health’s radiation oncology services business

On September 24, 2021, the Board of Directors approved our new business plan to enter the radiation oncology services market in the U.S. On September 26, 2021, we signed a product purchase agreement with a third-party supplier to purchase equipment for the new cancer therapy and radiation oncology business. The total price of the equipment was approximately US$12.7 million. We prepaid 80% of the purchase price and planned to pay the balance after the equipment was received and installed. In February 2022, affected by the continuous influence of COVID-19 and the global chip shortage, we terminated the purchase agreement and the prepayment for equipment purchase has been refunded. We intend to keep pursuing business opportunities in this sector under the guidance of Dr. Yingxian Liu.

Discontinued Operations

According to ASC 205, the effect of discontinued operations of loan facilitation services, post-origination services, recommendation services and other related services for the fiscal years ended March 31, 2020 and 2021 has been accounted for retroactively in the consolidated statement of operations for the period presented. Results from discontinued operations, net of income tax, were losses of nil million for the six months ended September 30, 2022.

Key Components of Results of Operations

Revenues

Revenues are comprised of commission from online marketplace, recommendation service, sales of medical devices, interest income and other revenues. The following table sets forth the components of our revenues by amounts and percentages of our total revenues for the periods presented:

	For the Six Months Ended September 30,
	2020		2021		2022
		%of		%of		%of
	(US$)	revenues	(US$)	revenues	(US$)	revenues
Revenues
Commission from online marketplace	308,733	22.6%	59,664	24.2%	17,710	0.1%
Recommendation services and other	—	—	—	—	—	—
Sale of medical devices	—	—	—	—	11,858,313	99.9%
Interest income	1,058,302	77.4	186,888	75.8%	—	—
Others	—	—	—	—	—	—
Total revenues	1,367,035	100.0%	246,552	100.0%	11,876,023	100%
Business and sales related taxes	13,813	1.0%	628	0.3%	3,602	0.1%
Net Revenues	1,353,222	—	245,924	—	11,872,421	—

Commissions from online marketplace, net

Since May 2020, we launched our marketplace business, allowing third-party merchants to sell their products on the platform or cooperating with other mainstream e-commerce platform, and charge commissions from them. The revenues from the marketplace business are recognized on a net basis at the point of receipt of products, net of return allowance and incentives to consumers or channels.

Recommendation services and other

We started to provide recommendation services by referring certain borrowers to financial partners since July 2019. Such services primarily include referral through our marketplace that directs users to financial partners. We receive referral fees from the financial partners and such revenue is recognized at the point that the recommendation services are performed and the related funds are drawdown by borrowers. The Company has ceased to provide such recommendation services since November 2019.

Sale of medical devices

Since February 2022, through its subsidiary Akso Online MediTech, the Company engaged in the sale of Covid-19 Antigen Rapid Tests in U.S. market. Akso Online MediTech purchases medical devices in quantity and distributes products primarily to medical products dealers. The deliveries may take one day or longer depending on the customers’ location. Revenue from sales of merchandise to non-retail customers is recognized when the merchandise is transferred to customers. There was no sales return since the start of the business.

Since April 2022, through its subsidiary Qingdao Akso, the Company engaged in the sale of medical devices such as defibrillators and anesthesia laryngoscope in market of China. Qingdao Akso purchases those medical devices in quantity and distributes products to medical products dealers and ender-users. The deliveries may take one day or longer depending on the customers’ location. Revenue from sales of merchandise to non-retail customers is recognized when the merchandise is transferred to customers. There was no sales return since the start of the business.

Interest income

The Company started to lend funds to microlending borrowers up to their approved credit amount in August 2017 and recognized interest income. Since May 2019, the Company has ceased to issue new loans through its microlending business

Cost of goods sold

Cost of goods sold consist primarily of purchase price of COVID-19 Antigen Test kits, defibrillators and anesthesia laryngoscope related to the sale of medical devices.

Operating expenses

Our operating expenses primarily consist of service and development expenses, sales and marketing expenses, general and administrative expenses, finance cost and share-based compensation. The following table sets forth a breakdown of our operating costs and expenses for the periods indicated:

	For the Six Months Ended September 30,
	2020	2021	2022
	US$	US$	US$
Operating expenses
Service and development expenses	297,658	240,232	91,079
Sales and marketing expenses	557,427	156,321	149,663
General and administrative expenses	15,922,093	7,327,574	1,950,668
Finance cost	1,158,942	600,000	—
Share-based compensation	55,468	391,625	—
Total operating expenses	17,991,588	8,715,752	2,191,410

Service and development expenses

Service and development expenses consist primarily of salaries, benefits and service costs directly relating to developing our social e-commerce platform and servicing users. These expenses relate to maintenance and upgrading of our proprietary technology, live customer support, and service fees paid to third-parties.

Sales and marketing expenses

Sales and marketing expenses consist primarily of channel fee, expenses for building our brand recognition and salaries and benefits related to our sales and marketing team.

General and administrative expenses

General and administrative expenses consist primarily of salaries and benefits related to our management, accounting and finance, legal and human resources teams, loan provisions made for our microlending business and other operating expenses.

Finance cost

Finance cost consists primarily of interest expenses for senior notes and short-term debt.

Share-based compensation

Share-based compensation are expenses related to awards granted under the Amended and Restated 2016 Equity Incentive Plan which began vesting on November 3, 2017.

Income Taxes

The Company accounts for income taxes under ASC Topic 740, Income Taxes (“ASC 740”). ASC 740 requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statement and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized.

ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements.

	For the Six Months Ended September 30,
	2020	2021	2022
	US$	US$	US$
NET REVENUES	1,353,222	245,924	11,872,421
Cost of goods sold	—	—	10,731,201
Gross Profit	1,353,222	245,924	1,141,220
OPERATING EXPENSES
Service and development	297,658	240,232	91,079
Sales and marketing	557,427	156,321	149,663
General and administrative	15,922,093	7,327,574	1,950,668
Finance cost	1,158,942	600,000	—
Share-based compensation	55,468	391,625	—
Total operating costs and expenses	17,991,588	8,715,752	2,191,410
(LOSS) FROM CONTINUING OPERATIONS	(16,638,366)	(8,469,828)	(1,050,190)
Total other income (loss), net	(800,987)	(428,384)	1,888,374
(LOSS) INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	(17,439,353)	(8,898,212)	838,184
Provision for income tax	74,035	17,902	11,746
NET (LOSS) INCOME FROM CONTINUING OPERATIONS	(17,513,388)	(8,916,114)	826,438
Net loss from discontinued operations, net of income taxes	(6,074,243)	—	—
NET (LOSS) INCOME	(23,587,631)	(8,916,114)	826,438

The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of September 30, 2022. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is considered an exempted Cayman Islands Company and is presently not subject to income taxes or income tax filing requirements in the Cayman Islands or the United States. Consequently, income taxes are not reflected in the Company’s financial statements.

Results of Operations

The following table sets forth a summary of our consolidated results of operations for the periods indicated, both in absolute amount and as a percentage of our net revenue This information should be read together with our unaudited condensed consolidated financial statements and related notes included elsewhere in this Form 6-K. Our historical results presented below are not necessarily indicative of the results that may be expected for any future period.

The following table sets forth our revenues breakdown for the periods indicated:

	For the Six Months Ended September 30,
	2020	2021	2022
	(US$)	(US$)	(US$)
Revenues(1)
Commission from online marketplace	308,733	59,664	17,710
Sale of medical devices	—	—	11,858,313
Interest income	1,058,302	186,888	—
Total revenues	1,367,035	246,552	11,876,023
Business and sales related taxes	13,813	628	3,602
Net Revenues	1,353,222	245,924	11,872,421

(1)	Represents amounts net of VAT.

Six Months Ended September 30, 2022 Compared to Six Months Ended September 30, 2021

Net revenues   Net revenues generated for the six months ended September 30, 2022 was US$11.9 million, representing an increase of 4,727.7% from US$0.2 million for the six months ended September 30, 2021.

●	Commission from online marketplace Commissions from online marketplace was US$0.02 million, compared to US$0.06 million for the six months ended September 30, 2021.
●	Sale of medical devices Revenue from medical devices was US$11.9 million, which was generated from our new business started since January 2022.
●	Interest income Interest income was nil for the six months ended September 30, 2022, compared to US$0.2 million for the six months ended September 30, 2021, the decrease of interest income was mainly due to the decrease of outstanding balance of loans issued by microlending business. The Company has ceased to issued new loans since May 2019 and has exiting the microlending business since October 2019.

Interest income and recommendation service revenue was presented as revenue from continuing operation as the Company currently had no intention to sell or plan to find a buyer for the disposal of such business and might continue to carry out them in the foreseeable future when the economic condition improved and the pandemic controlled

Cost of goods sold     Cost of goods sold for the six months ended September 30, 2022 were US$10.7 million, which was generated from our new business since January 2022.

Operating expenses     Total operating costs and expenses for the six months ended September 30, 2022 were US$2.2 million, a decrease of 74.9% from US$8.7 million for the six months ended September 30, 2021. The decrease was primarily due to a decrease in general and administrative expenses, finance costs and share-based compensation.

●	Service and development expenses Service and development expenses for the six months ended September 30, 2022 were US$0.09 million, a decrease of 62.1% from US$0.2 million for the six months ended September 30, 2021. The decrease was primarily attributable to the decrease in employee expenses.
●	Sales and marketing expenses Sales and marketing expenses for the six months ended September 30, 2022 were US$0.1 million, a decrease of 4.3% from US$0.2 million for the six months ended September 30, 2021. The decrease was primarily due to a decrease in employee expenses and advertising expenses.
●	General and administrative expenses General and administrative expenses for the six months ended September 30, 2022 were US$2.0 million, a decrease of 73.4% from US$7.3 million for the six months ended September 30, 2021. The decrease was primarily attributable to the decrease of allowance for uncollectable loans from US$5.0 million for the six months ended September 30, 2021 to nil for the six months ended September 30, 2022 based on recent collection history and in light of the continuing impact from COVID-19.
●	Finance cost Finance cost for the six months ended September 30, 2022 was nil, decreased from US$0.6 million for the six months ended September 30, 2021 due to the repayment of remaining US$10.0 million principal of the note payable in October 2021.
●	Share-based compensation Share-based compensation for the six months ended September 30, 2022 was nil, decrease from US$0.4 million for the six months ended September 30, 2021.

Total other income (expense)  Other income was US$1.9 million for the six months ended September 30, 2022, compared with other expense of US$0.4 million for the six months ended September 30, 2021, the increase was primarily attributable to exchange gain.

Provision for income tax   Our income tax expense was US$0.01 million for the six months ended September 30, 2022, as compared to US$0.02 million for the six months ended September 30, 2021.

Net income(loss) from continuing operations   Net income from continuing operations, net of income taxes, for the six months ended September 30, 2022, was US$0.8 million, compared to net losses of US$8.9 million in the same prior period of six months ended September 30, 2021. Net income from continuing operations was mainly resulted from the start of medical devices business and exchange gain.

Net income(loss)   As a result of the above factors, we had net income of US$0.8 million for the six months ended September 30, 2022, compared to net loss of US$8.9 million for the six months ended September 30, 2021.

Changes in Financial Position

As of September 30, 2022, our cash and cash equivalents were US$10.0 million, representing a decrease of US$10.9 million from US$21.9 million as of March 31, 2022, mainly due to collection of other receivable from four individual and repayment of principal and interest to related parties. For the six months ended September 30, 2022, our net cash generated from investing activities was US$20.0 million, compared to net cash used in investing activities of US$10.1 million for the six months ended September 30, 2021, primarily attributable to the advance payment for equipment for our newly launched Radiation Oncology Therapy Services business.

Recent Accounting Pronouncements

Recently adopted accounting pronouncements

In June 2016, the FASB issued ASU 2016-13, Financial Instruments—Credit Losses (Topic 326), which requires entities to measure all expected credit losses for financial assets held at the reporting date based on historical experience, current conditions, and reasonable and supportable forecasts. This replaces the existing incurred loss model and is applicable to the measurement of credit losses on financial assets measured at amortized cost. This ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2019. Early application is permitted for all entities for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2018. The Group adopted the new standard beginning April 1, 2020 using the modified retrospective transition approach. Based on the nature of the Company’s financial instruments within the scope of this standard, which are primarily accounts receivable, loans receivable and other receivables, the adoption of the new standard did not have a material effect on the Company’s consolidated financial statements.

In January 2020, the FASB issued ASU 2020-01, Investments—Equity Securities (Topic 321), Investments—Equity Method and Joint Ventures (Topic 323), which clarifies that a company should consider observable transactions that require a company to either apply or discontinue the equity method of accounting under Topic 323, Investments—Equity Method and Joint Ventures, for the purposes of applying the measurement alternative in accordance with Topic 321 immediately before applying or upon discontinuing the equity method. The ASU is effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years. Early adoption is permitted, including early adoption in an interim period, for periods for which financial statements have not yet been issued. The adoption of the new standard did not have a material effect on the Company’s consolidated.

B.Liquidity and Capital Resources

We have financed our operations primarily through cash provided by operating activities, capital raised from our initial public offering, the proceeds from the three-year senior unsecured note we issued to Majik Fund SPC, borrowings from our shareholder, and proceeds from private placement and short term loan from SOS Information Technology New York, Inc. We plan to finance our future operations primarily from cash generated from our operations and cash on hand. As of September 30, 2022, we had US$10.0 million in cash on hand and cash deposited with banks. As of September 30, 2022, our working capital (excluding the amount due from related parties) amounted to US$9.9 million, respectively.

We expect that substantially a majority of our future revenues will be denominated in Renminbi, and part of our revenue, expenses, cash and cash equivalents are denominated in RMB. RMB is subject to the exchange control regulation in China, and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange control regulations that restrict our ability to convert RMB into U.S. dollars.

Substantially all of our operations are conducted in China, and all of our revenue, expenses, cash and cash equivalents are denominated in RMB. RMB is subject to the exchange control regulation in China, and, as a result, we may have difficulty distributing any dividends outside of China due to PRC exchange control regulations that restrict our ability to convert RMB into U.S. dollars.

We have limited financial obligations dominated in U.S. dollars, thus the foreign currency restrictions and regulations in the PRC on dividend distribution will not have a material impact on our liquidity, financial condition and results of operations.

Our capital expenditures consist primarily of expenditures for the purchase of property, equipment and software. We made capital expenditures of nil for the six months ended September 30, 2022.

Holding Company Structure

We are a holding company with no material operations of our own. We conduct our operations primarily through our PRC subsidiaries, including our joint venture and our consolidated affiliated entities in China. As a result, our ability to pay dividends and to finance any debt we may incur depends upon direct and indirect dividends paid by our subsidiaries and consolidated affiliated entities. If any of our subsidiaries or consolidated affiliated entities or any newly formed subsidiaries or consolidated affiliated entities incurs debt on their own behalf in the future, the instruments governing their debt may restrict their ability to pay dividends to us. In addition, our PRC subsidiaries and consolidated entities are permitted to pay dividends only out of their respective retained earnings, if any, as determined in accordance with PRC accounting standards and regulations. Under PRC law, our PRC subsidiaries, consolidated affiliated entities and their subsidiaries, except for our joint venture, are required to set aside a portion of their respective after-tax profits each year to fund a statutory reserve. Our PRC subsidiaries and consolidated entities may also set aside a portion of their respective after-tax profits to fund the employee welfare fund at the discretion of the board of directors or the enterprise itself. Although the statutory reserves can be used, among other ways, to increase the registered capital and eliminate future losses in excess of retained earnings of the respective companies, the reserve funds are not distributable as cash dividends except in the event of liquidation of these subsidiaries or consolidated affiliated entities, as applicable.

C.Research and Development

As of September 30, 2022, we have a dedicated product development team consisting of 4 full-time employees. This team is responsible for developing and implementing new products to introduce to our marketplace.

D.Trend Information

Other than as disclosed elsewhere in this Form 6-K, we are not aware of any trends, uncertainties, demands, commitments or events for the six months ended September 30, 2022 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E.Critical Accounting Estimates.

Our discussion and analysis of our financial condition and results of operations relates to our unaudited condensed consolidated financial statements, which have been prepared in accordance with United States of America generally accepted accounting principles (“U.S. GAAP”). The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues, costs and expenses, and related disclosures. On an on-going basis, we evaluate our estimates based on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.

We consider an accounting estimate to be critical if: (1) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (2) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. There are other items within our financial statements that require estimation but are not deemed critical, as defined above. Changes in estimates used in these and other items could have a material impact on our financial statements.

For a detailed discussion of our significant accounting policies and related judgments, please see “Note 2—Summary of Significant Accounting Policies” of our unaudited condensed consolidated financial statements included elsewhere in this Form 6-K. You should read the following description of critical accounting estimates in conjunction with our unaudited condensed consolidated financial statements and other disclosures included in this Form 6-K.